Exhibit 99.2

P r e s s R e l e a s e Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

New England Journal of Medicine publishes pivotal cemiplimab trials showing positive results in advanced cutaneous squamous cell carcinoma

•	Patients treated with cemiplimab experienced robust anti-tumor effects

•	Data also presented today at the 2018 ASCO Annual Meeting

•	Cemiplimab applications under review by regulatory authorities in the U.S. and the EU; if approved, would be the third anti-PD-1 available

Paris and Tarrytown, NY – June 4, 2018 – The New England Journal of Medicine (NEJM) today published pivotal data from two trials evaluating cemiplimab in advanced cutaneous squamous cell carcinoma (CSCC). The results were also presented at the 2018 American Society of Clinical Oncology (ASCO) Annual Meeting. Advanced CSCC, the deadliest nonmelanoma skin cancer, encompasses both patients with metastatic CSCC and those with locally advanced CSCC who are not candidates for surgery; there is currently no approved treatment for these patients. Cemiplimab is an investigational human monoclonal antibody targeting the immune checkpoint PD-1 (programmed cell death protein 1).

“The strong results seen with cemiplimab are noteworthy given that advanced CSCC is a very serious condition that currently has no approved treatments once surgery is no longer an option,” said Michael R. Migden, M.D., co-lead author and Associate Professor in the Departments of Dermatology and Head and Neck Surgery at The University of Texas MD Anderson Cancer Center. “Advanced CSCC tumors were shown to be responsive to cemiplimab in both metastatic and locally advanced patients, with the results being clinically meaningful and consistent between the Phase 1 and Phase 2 trials.”

Pivotal CSCC trials represent largest prospective data set in this advanced cancer

Data published in NEJM and/or presented at ASCO, and confirmed by independent central review, include:

•	Phase 2 EMPOWER-CSCC-1 trial:

•	Cemiplimab-treated patients had a 47.5 percent response rate (28 of 59 patients, including 4 complete responses and 24 partial responses [PRs]) with a median observed time to response of 2 months as of the data cut-off date. The durable disease control rate (DCR) was 61 percent (36 of 59 patients) and was defined as the proportion of patients without progressive disease for at least 105 days.

•	The median duration of response (DOR), median progression free survival, and median overall survival have not been reached as of the data cut-off date

(median follow-up for all patients: 8 months). Of the responding patients, 82 percent remained in response and continued on cemiplimab. The estimated progression-free probability at 12 months was 52.5 percent, and the estimated probability of survival at 12 months was 81 percent.

•	The most common treatment-emergent adverse events were diarrhea (27 percent), fatigue (24 percent), nausea (17 percent), constipation and rash (each 15 percent). Grade 3 or higher adverse events regardless of attribution were reported in 25 patients (42 percent), of whom seven (12 percent) were considered related to treatment. Three patients (5 percent) had adverse events with the outcome of death; however, none were considered related to treatment.

•	Data are from 59 metastatic CSCC patients who received cemiplimab (3 mg/kg every 2 weeks) for up to 96 weeks.

•	CSCC expansion cohorts of Phase 1 trial:

•	Cemiplimab-treated patients had a response rate of 50 percent (13 of 26 patients, all of which were PRs) with a median observed time to response of 2 months as of the data cut-off date. The durable DCR was 65 percent (17 of 26 patients). The median DOR has not been reached as of the data cut-off date (median follow-up for all patients: 11 months).The most common treatment-emergent adverse events of any grade were fatigue (27 percent), constipation, decreased appetite, diarrhea, hypercalcemia, hypophosphatemia, nausea and urinary tract infection (each 15 percent). Grade 3 or higher adverse events regardless of attribution were reported in 12 patients (46 percent), of which five (19 percent) were considered related to treatment. Two patients (8 percent) had adverse events related to treatment that led to treatment discontinuation.

•	Data are from 26 advanced CSCC patients who participated in two Phase 1 expansion cohorts and received cemiplimab (3 mg/kg every 2 weeks) for up 48 weeks. Patients either had metastatic CSCC or locally advanced CSCC who were not candidates for surgery.

These findings formed part of the data set used for regulatory applications for cemiplimab as a potential treatment for advanced CSCC. These applications were accepted earlier this year for priority review by the U.S. Food and Drug Administration (FDA) and review by the European Medicines Agency (EMA). The FDA target action date is October 28, 2018, and the EMA review process is expected to be complete by the first half of 2019. Regulatory applications in additional countries are also being considered for submission later in 2018. There are currently no FDA- or EMA-approved treatments for patients with metastatic CSCC or patients with locally advanced CSCC who are not candidates for surgery.

Cemiplimab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement. In addition to CSCC, cemiplimab is also being investigated in potentially pivotal/pivotal trials in non-small cell lung cancer, basal cell carcinoma and cervical cancer alongside exploratory trials in squamous cell carcinoma of the head and neck, melanoma, colorectal cancer, prostate cancer, multiple myeloma, Hodgkin lymphoma and non-Hodgkin lymphoma.

Cemiplimab is currently under clinical development, and its safety and efficacy have not been evaluated by any regulatory authority.

About CSCC

CSCC is the second most common type of skin cancer in the U.S., accounting for approximately

20 percent of all skin cancers and with the number of newly diagnosed cases expected to rise annually. Although CSCC has a good prognosis when caught early, the cancer can prove especially difficult to treat effectively when it is advanced, and patients can experience reduced quality of life due to the impact of the disease as it progresses. Advanced CSCC is the deadliest non-melanoma skin cancer. While estimates vary, sources suggest that between 4,000 to 8,000 people in the U.S. die annually of advanced CSCC.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

About Regeneron Pharmaceuticals, Inc.

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to six FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye disease, heart disease, allergic and inflammatory diseases, pain, cancer, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune® which produces optimized fully-human antibodies, and ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

Sanofi Media Relations Contact Ashleigh Koss Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com Regeneron Media Relations Contact Daren Kwok Tel: +1 (914) 847-1328 daren.kwok@regeneron.com

Sanofi Investor Relations Contact
George Grofik
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ir@sanofi.com

Regeneron Investor Relations Contact

Manisha Narasimhan, Ph.D.

Tel: +1 914-847-5126

Manisha.narasimhan@regeneron.com

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